UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 30, 2019, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing its positive top-line results from its Phase 3 trial of Twyneo® for the treatment of acne vulgaris, which achieved all co-primary endpoints in both Phase 3 clinical trials and was found to be well-tolerated.

Attached hereto and incorporated by reference in this Report on Form 6-K is the following exhibit:

Exhibit 99.1: Press Release titled “Sol-Gel Announces Positive Top-Line Phase 3 Trial Results of Twyneo® for the Treatment of Acne Vulgaris”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: December 30, 2019	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer